

September 10, 2010

Lynn A. Peterson
President and Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re:** **Kodiak Oil & Gas Corp.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed August 6, 2010**
> **File No. 1-32920**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 99.1

1.    This will confirm that the following comment was conveyed to you orally on September 10, 2010.

> Please omit the reference to "generally accepted petroleum engineering and evaluation principles" in the third party engineering report.

Please respond in writing with a statement confirming that you will comply with this comment.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Parker Morrill at (202) 551-3696, or Laura Nicholson at (202) 551-3584 with any questions.


                        Sincerely,


                        H. Roger Schwall
                        Assistant Director